FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Corporate disclosure statement entitled, “Resolution of the Board of Directors on Calling Shareholders’ Meeting.” February 27, 2004.

Item 1

[English Translation]
Corporate Disclosure
February 27, 2004

WEBZEN INC.
RESOLUTION OF THE BOARD OF DIRECTORS
ON
CALLING SHAREHOLDERS’ MEETING

1. Resolution of the Board of Directors	February 27, 2004
- Presence of Outside Director(s)	Present	--	Absent	--
- Presence of Auditor(s)	Yes
2. Purpose for Convening Board of Directors’ Meeting	Calling the 4th Annual General Shareholders’ Meeting
3. Scheduled Date of Shareholders’ Meeting	Date	March 26, 2004
Time	10:00 AM
4. Scheduled Venue for Shareholders’ Meeting	3F, The Military Mutual Aid Association Building, 467-12 Dogok-dong, Gangnam-gu, Seoul
5. Agenda and Main Issues	Item 1. Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the Fiscal Year 2003
Item 2. Amendment to Articles of Incorporation
Item 3. Appointment of Outside Directors
Item 4. Approval of the ceiling amount of remuneration for directors
6. Details of Resolution	Adopted the agenda in its original form
7. Other	--

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004

Webzen Inc.

By:	/s/ Won Seon Kim

	Name:	Won Seon Kim
	Title:	Chief Financial Officer